UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR
_	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___to___

Commission file number 1-3619

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

WYETH UNION SAVINGS PLAN

Table of Contents

*Note:
Other schedules required by 29 CFR 2520.103‑10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
 Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
 Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Memphis, Tennessee
 June 23, 2017

WYETH UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2016 and 2015

	December 31,
(thousands of dollars)	2016	2015

Assets
Investments, at fair value
Pfizer Inc. common stock	$2,475	$3,103
Common/collective trust funds(a)	45,486	58,874
Mutual funds	3,075	1,616
Self-directed brokerage account	-	103
Total investments, at fair value	51,036	63,696

Receivables
Participant contributions	17	46
Company contributions	4	12
Notes receivable from participants	658	1,332
Interest and other	36	38
Total receivables	715	1,428
Net assets available for plan benefits	$51,751	$65,124

(a)
Amount for 2015 reflects the retrospective adoption on January 1, 2016 of ASU 2015-12. For additional information, see Note 2, Summary of Significant Accounting Policies: Adoption of New Accounting Standards.

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2016 and 2015

	Year Ended December 31,
(thousands of dollars)	2016	2015

Additions/(reductions) to net assets attributed to
Investment income
Net appreciation in investments	$3,607	$33
Pfizer Inc. common stock dividends	110	98
Interest and dividend income from other investments	415	467
Total investment income	4,132	598
Interest income from notes receivable from participants	50	61
Less: Investment management, redemption and loan fees	(4)	(4)
Net investment and interest income	4,178	655

Contributions
Participant	1,734	2,824
Company	423	720
Rollovers into the Plan	4,545	-
Total contributions	6,702	3,544

Total additions	10,880	4,199

Deductions from net assets attributed to
Benefits paid to participants	21,980	10,215
Rollovers out of the Plan	2,273	-
Total deductions	24,253	10,215

Net decrease	(13,373)	(6,016)

Net assets available for plan benefits
Beginning of year	65,124	71,140
End of year	$51,751	$65,124

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
Notes to Financial Statements

1.	Description of the Plan

The following description of the Wyeth Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all eligible employees, as defined in the Plan.

On October 15, 2009, Pfizer Inc. (the Company or Plan Sponsor) acquired all of the outstanding equity of Wyeth. In connection with the acquisition, the Company adopted and assumed sponsorship of the Plan, effective October 15, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Plan Sponsor (the Plan Administrator), a named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers, and other service providers to the Plan, and (ii) the investment activity and performance of the Plan.

Administrative Costs

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Contributions

Participants may contribute up to 16% of their eligible compensation on a before-tax basis, an after-tax basis or a combination of both. The Company makes a matching contribution equal to 50% of the first 6% of the participant's eligible compensation. Participant contributions in excess of 6% are not matched.

Under the Code, salary deferral contributions, total annual contributions and the amount of compensation that may be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings/(losses). Allocations are based on a participants' account balances, as defined in the Plan.

Vesting

Participants are fully vested at all times in their before-tax and after-tax contributions, rollover contributions, and all earnings/(losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined in the Plan. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings/(losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant's employment is terminated prior to fully vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

Forfeited balances of terminated participants' nonvested accounts are generally used to reduce future Company contributions. At December 31, 2016 and 2015, the forfeited amounts available to reduce future Company contributions totaled approximately $55,000 and $36,000, respectively. In 2016 and 2015, no forfeited amounts were used to reduce Company contributions.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan – U.S. (a Company-sponsored defined benefit plan), into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company matching contributions invested in any one or combination of investment funds in the Plan. Investment elections must be made in 1% increments. Transfers between funds must be made in whole percentages and may be made on a daily basis. Based on the investment option, certain short-term redemption fees may apply. Any contributions, for which the participant does not provide investment direction, are invested in the participant's qualified default investment alternative, which is the Vanguard Target Retirement Fund based on the participant's year of birth.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2015, State Street Global Advisors was hired as both the Section 3(21) independent fiduciary and Section 3(38) investment manager, as defined by ERISA, to oversee the common Company stock funds.

Eligibility

Employees become eligible to participate after they have completed 30 days of employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.

Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of (i) 50% of the account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the highest outstanding loan balance in the preceding 12 months. The interest rate is established based on the prime rate and is set by the Plan Administrator. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Interest rates on outstanding loans ranged from 4.25% to 9.25% at December 31, 2016 and 2015.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

For terminating participants who defer distribution of their account balance, repayment of the loan must be made in full at the time of termination. For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance and will be considered a taxable distribution subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59½ or for financial hardship, as defined in the Plan, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Plan Administrator. The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½. Participants are limited to one withdrawal per calendar quarter. Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or monthly payments of 60, 120, 180, 240, 300 or 360 months. If a participant was in the Plan on or prior to January 1, 1996, he or she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than the date of termination or April 1 in the year following the year in which the participant turns 70½ years of age. Participants can elect to defer the distribution of their accounts if the participant's account balance is greater than $1,000.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances, subject to the provisions of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock and self-directed brokerage accounts are valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds  are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms, or holding periods which would limit the ability of the Plan or the participants to transact at the NAV.

See Note 4, Fair Value Measurements, for additional information regarding the fair value of the Plan's investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation and disclosure requirements for employee benefit plans that hold interests in master trusts in the scope of Accounting Standards Codification (ASC) No 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and ASC 965, Plan Accounting – Health and Welfare Benefit Plans. The new guidance requires a plan's interests in master trust balances and activities be presented in separate line items in the statement of net assets available for plan benefits and in the statement of changes in net assets available for plan benefits. The new guidance also requires certain disclosures regarding the master trust's investments and other assets and liabilities. The effective date is January 1, 2019 and earlier application is permitted. The Plan currently does not have any interests in master trusts that are within the scope of the new guidance.

Recently Adopted Accounting Standards

The Plan adopted Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) as of January 1, 2016, whereby certain investments measured at fair value using the NAV per share (or its equivalent) practical expedient are no longer required to be classified as Level 1, 2 or 3 in the fair value hierarchy table. The adoption of this guidance, which required retrospective application, did not have an impact on the Plan's 2016 and 2015 financial statements as it was determined that all of the Plan's investments as of December 31, 2016 and 2015 had a readily determinable fair value in accordance with ASU No. 2015-10, Technical Corrections and Improvements. ASU No. 2015-10, also adopted as of January 1, 2016, clarifies that the definition of readily determinable fair value for equity securities in ASC 320, Investments – Debt and Equity Securities, may also be applied to investments other than investments in a mutual fund.

The Plan adopted ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient as of January 1, 2016. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and to provide certain disclosures. Contract value is now the only required measure for fully benefit-responsive investment contracts. Part I also clarifies that investment contracts held indirectly by an employee benefit plan (e.g., stable value common or collective trust funds) should no longer be reflected as fully benefit-responsive contracts and, therefore, should be reported at fair value. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies disclosures of the level of disaggregation of investments that are measured using fair value. The Plan continues to disaggregate investments that are measured using fair value by general type; however, the Plan is no longer required to disaggregate investments by nature, characteristics and risks for disclosure purposes. Further, disclosure of information about fair value measurements is provided by general type of plan asset. The Plan adopted Parts I and II of ASU No. 2015-12 for the December 31, 2016 financial statements and applied it retrospectively to the December 31, 2015 financial statements. Part III is not applicable to the Plan.

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company's counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is generally no longer subject to income tax examinations for years prior to 2013.

4.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation and Income Recognition, for information regarding the methods used to determine the fair value of the Plan's investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016 and 2015:

(thousands of dollars)	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$2,475	$-	$-	$2,475
Common/collective trust funds		45,486		45,486
Mutual funds	3,075	-	-	3,075

Total investments at fair value	$5,550	$45,486	$-	$51,036

(thousands of dollars)	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Pfizer Inc. common stock	$3,103	$-	$-	$3,103
Common/collective trust funds		58,874		58,874
Mutual funds	1,616	-	-	1,616
Self-directed brokerage account	103	-	-	103

Total investments at fair value	$4,822	$58,874	$-	$63,696

5.	Related Party Transactions and Party-In-Interest Transactions

Northern Trust, the trustee of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the recordkeeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

7.	Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2016	2015

Net assets available for plan benefits per the financial statements	$51,751	$65,124
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value	-	58
Deemed distributions	(159)	(190)
Net assets available for plan benefits per Form 5500	$51,592	$64,992

The following is a reconciliation of benefits paid, including rollovers, to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Benefits paid to participants, including rollovers, per the financial
statements	$24,253	$10,215
Deemed distributions at end of year	159	190
Deemed distributions at beginning of year	(190)	-
Benefits paid to participants, including rollovers, per Form 5500	$24,222	$10,405

The following is a reconciliation of net (depreciation)/appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2016	2015

Net appreciation in investments per the financial statements	$3,607	$33
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	-	58
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(58)	(384)
Net (depreciation)/appreciation in investments per Form 5500	$3,549	$(293)

9.	Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 23, 2017, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2016
(thousands of dollars)

			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost**	Value

*	Pfizer Inc. Common Stock	Common stock					$2,475

*	NTGI - S&P 500 Index Fund	Collective trust fund					15,160
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund					1,692
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund					42
	BlackRock Mid Cap Equity Index Fund	Collective trust fund					281
	BlackRock International Index Fund	Collective trust fund					2
*	Fidelity Large Cap Growth Fund	Collective trust fund					626
	Oppenheimer Emerging Markets Equity Fund	Collective trust fund					414
	Boston Partners Large Cap Value Equity Fund	Collective trust fund					230
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund					17,840
	Vanguard Target Retirement Income Trust Select	Collective trust fund					681
	Vanguard Target Retirement 2015 Trust Select	Collective trust fund					317
	Vanguard Target Retirement 2020 Trust Select	Collective trust fund					2,081
	Vanguard Target Retirement 2025 Trust Select	Collective trust fund					1,505
	Vanguard Target Retirement 2030 Trust Select	Collective trust fund					3,206
	Vanguard Target Retirement 2035 Trust Select	Collective trust fund					112
	Vanguard Target Retirement 2040 Trust Select	Collective trust fund					1,160
	Vanguard Target Retirement 2045 Trust Select	Collective trust fund					32
	Vanguard Target Retirement 2050 Trust Select	Collective trust fund					48
	Vanguard Target Retirement 2055 Trust Select	Collective trust fund					57
	Total common/collective trust funds						45,486

	T. Rowe Price Small Cap Stock Fund	Mutual fund					210
	Dodge & Cox International Fund	Mutual fund					1,065
	Diversified Bond Fund – Core	Mutual fund					1,425
	Diversified Bond Fund – High Yield	Mutual fund					375
	Total mutual funds						3,075

	Total investments						51,036

*	Notes receivable from participants	Interest Rates: 4.25% - 9.25%					658
		Maturity Dates: 2017 - 2031
	Total						$51,694

* Party-in-interest as defined by ERISA
** Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WYETH UNION SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 23, 2017